Super Group (SGHC) Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the periods ended June 30, 2025 and 2024
($ 'millions, except for shares and earnings per share)

	Note	2025	2024
Revenue	6	1,096	858
Direct and marketing expenses		(777)	(652)
General and administrative expenses		(90)	(84)
Depreciation and amortization expense		(37)	(45)
Impairment of assets	10	(66)	(40)
Gain on disposal of business		—	44
Other operating income		1	5
Finance income		5	6
Finance expense		(4)	(3)
Change in fair value of options		—	(14)
Profit before taxation		128	75
Income tax expense	7	(72)	(31)
Profit for the period		56	44

Profit for the period attributable to:
Owners of the parent		55	44
Non-controlling interest		1	—
		56	44
Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be subsequently reclassified to profit or loss
Foreign currency translation		59	(2)
Other comprehensive income/(loss) for the period		59	(2)
Total comprehensive income for the period		115	42

Total comprehensive income for the period attributable to:
Owners of the parent		114	42
Non-controlling interest		1	—
		115	42

Weighted average shares outstanding, basic	8	504,911,305	501,006,962
Weighted average shares outstanding, diluted	8	506,634,481	503,615,557

Earnings per share, basic (cents)	8	10.97	8.78
Earnings per share, diluted (cents)	8	10.93	8.74

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Super Group (SGHC) Limited
Unaudited Condensed Consolidated Statements of Financial Position
as at June 30, 2025 and December 31, 2024
($'millions)

	Note	2025	2024
ASSETS
Non‐current assets
Intangible assets	9	162	177
Goodwill	9	85	95
Property, plant and equipment		35	21
Right-of-use assets		65	68
Deferred tax assets		27	40
Regulatory deposits		17	14
Loans receivable		1	—
Investment in associate		4	3
Advance for Sportsbook software[1]	11	120	117
		516	535
Current assets
Trade and other receivables		170	139
Income tax receivables		11	10
Amounts segregated for users		10	9
Cash and cash equivalents		393	388
Loans receivable		1	1
Fixed term deposits		16	14
		601	561
TOTAL ASSETS		1,117	1,096

Non-current liabilities
Lease liabilities		70	67
Deferred tax liability		2	2
Provisions	12	1	1
		73	70
Current liabilities
Lease liabilities		6	6
Trade and other payables		265	285
Customer liabilities		60	53
Provisions	12	30	7
Income tax payables		17	20
Derivative financial instruments		3	2
Dividends payable		—	75
		381	448
TOTAL LIABILITIES		454	518
EQUITY
Issued capital		344	344
Treasury shares		(3)	(3)
Accumulated other comprehensive income/(loss)		13	(46)
Retained profit		311	286
Equity attributable to owners of the parent		665	581
Non-controlling interest		(2)	(3)
EQUITY		663	578
TOTAL LIABILITIES AND EQUITY		1,117	1,096
1 Prepayment for Sportsbook software has been renamed to Advance for Sportsbook software.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Super Group (SGHC) Limited
Unaudited Condensed Consolidated Statements of Changes in Equity
for the periods ended June 30, 2025 and 2024
($ 'millions)

	Issued capital	Treasury shares	Accumulated other comprehensive income/(loss)	Retained profit	Equity attributable to owners of the parent	Non-Controlling Interest	Total Equity
Equity as at January 1, 2024	344	(3)	(26)	262	577	18	595
Profit for the period	—	—	—	44	44	—	44
Other comprehensive loss for the period	—	—	(2)	—	(2)	—	(2)
Total comprehensive loss	—	—	(2)	44	42	—	42
RSU expense	—	—	—	8	8	—	8
Dividends declared	—	—	—	(50)	(50)	—	(50)
Total transactions with owners	—	—	—	(42)	(42)	—	(42)
Equity as at June 30, 2024	344	(3)	(28)	264	577	18	595

Equity as at January 1, 2025	344	(3)	(46)	286	581	(3)	578
Profit for the period	—	—	—	55	55	1	56
Other comprehensive income for the period	—	—	59	—	59	—	59
Total comprehensive income	—	—	59	55	114	1	115
RSU expense	—	—	—	10	10	—	10
Dividends paid	—	—	—	(40)	(40)	—	(40)
Total transactions with owners	—	—	—	(30)	(30)	—	(30)
Equity as at June 30, 2025	344	(3)	13	311	665	(2)	663

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Super Group (SGHC) Limited
Unaudited Condensed Consolidated Statements of Cash Flows
for the periods ended June 30, 2025 and 2024
($ 'millions)

	2025	2024
Profit for the period	56	44
Add back:
Income tax expense	72	31
Depreciation and amortization expense	37	45
Change in fair value of option	—	14
RSU expense	10	8
Loss on disposal of assets	5	4
Impairment of assets	66	40
Gain on disposal of DGC B2B	—	(44)
Increase / (decrease) in provisions	22	(3)
Other non-cash adjustments	(2)	(4)
Changes in working capital:
Decrease / (increase) in trade and other receivables	(17)	29
Increase / (decrease) in trade and other payables	(16)	(8)
(Decrease) / increase in customer liabilities	7	(14)
Decrease / (increase) in amounts segregated for users	—	32
Net foreign currency movement on working capital	(21)	(2)
Cash from operating activities	219	172
Withholding taxes paid on subsidiaries dividends	(8)	—
Corporation tax rebates/refunds received	3	—
Corporation tax paid	(55)	(41)
Net cash flows from operating activities	159	131
Cash flows from investing activities
Cash received in interest	5	5
Acquisition of intangible assets	(45)	(36)
Acquisition of property, plant and equipment	(12)	(5)
Cash extended for financial assets	(2)	(11)
Cash advanced for sportsbook software	(5)	—
Cash paid for investment in entities	(3)	(4)
Cash received from loans receivable	—	2
Cash received for sale of DGC B2B	3	10
Net cash flows used in investing activities	(59)	(39)
Cash flows from financing activities
Repayment of lease liabilities - interest	(2)	—
Repayment of lease liabilities - principal	(3)	(2)
Repayment of interest-bearing loans and borrowings	(1)	—
Dividends paid to parent equity holders	(116)	—
Net cash flows used in financing activities	(122)	(2)

Increase / (decrease) in cash and cash equivalents	(22)	90
Cash and cash equivalents at beginning of the period	388	267
Effects of exchange rate fluctuations on cash held	27	(1)
Cash and cash equivalents at end of the period[1]	393	356
1Cash and cash equivalents includes cash held for regulatory purposes of $17.3 million at June 30, 2025 (2024:26.9 million). These cash balances are accessible as required.
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements

1	General information and basis of preparation
General information
Super Group (SGHC) Limited ("Super Group" or the "Company") is a holding company primarily engaged, through its operating subsidiaries, in the business of online sports betting and casino games.
The Company is a limited company incorporated under the Companies (Guernsey) Law, 2008 (the "Companies Law") on March 29, 2021. The registered office is located at Kingsway House, Havilland Street, St Peter Port, Guernsey.
Super Group and its subsidiaries (together, the "Group") operate a number of interactive gaming services under licenses granted by gaming authorities in various countries. Super Group is the ultimate holding company of the Group. These interactive gaming services consist mainly of casino games of chance and sports betting. The Group is focused on the delivery of a converged interactive gaming experience allowing its customers to interact with its games under several brands on a variety of platforms. The Group also licenses the Betway brand to companies external to the Group.
The unaudited condensed consolidated interim financial statements of the Group for the period ended June 30, 2025 were approved by the Audit Committee on September 4, 2025.

Basis of preparation
The unaudited condensed consolidated interim financial statements of the Group as of and for the six months ended June 30, 2025 and June 30, 2024 have been prepared in accordance with and in compliance with International Accounting Standard 34 ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted.
These unaudited condensed consolidated interim financial statements have been prepared on the same basis and by applying the same accounting policies as those applied in the audited annual financial statements for the year ended December 31, 2024, except as discussed in note 3. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Group's audited annual consolidated financial statements for the year ended December 31, 2024, and accompanying notes, which have been prepared in accordance with IFRS as issued by the IASB.
The Group has adopted a change in presentation currency from EUR to USD at January 1, 2025. The comparatives have been re-presented retrospectively as if the new presentation currency had always been the presentation currency.
All amounts presented in these unaudited condensed consolidated financial statements are stated in millions unless otherwise stated. Rounding adjustments have been made to some of the figures included in these unaudited condensed consolidated interim financial statements. Accordingly numerical figures shown as totals may not be in arithmetic aggregation.
Although the sporting calendar is year-round, customers in different territories place importance on different sporting competitions and events taking place at different times of the year. However, due to our widespread geographic footprint, diverse customer base, and broad product offering, the effects of seasonal fluctuations on the Group's results are minimal.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

2	Going concern
The accompanying unaudited condensed consolidated interim financial statements of the Group have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that the Group will continue in operation for at least a period of one year after the date these unaudited condensed consolidated interim financial statements are issued, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
Management continues to monitor the impact of various geopolitical, regulatory and macroeconomic events, including uncertainty and volatility caused by any disruption to global trade and economic policy resulting from major shifts in long-standing trade positions of major economies and ongoing global geopolitical events.
Despite these challenges, management is satisfied that the Group has sufficient resources available to continue in operational existence for the foreseeable future after having reviewed in detail the current trading position, forecasts, and prospects of the Group, and the terms of the trade in operation with customers and suppliers. Management have prepared cash flow forecasts that model the impact of the aforementioned events and concluded that the Group has the ability to manage its expenditure to ensure that it has sufficient working capital to continue to meet its obligations as they fall due.
The Group has recognized net profit of $55.9 million for the six months ended June 30, 2025 (2024: net profit of $43.7 million), and generated Net cash flows from operating activities for the period ended June 30, 2025 of $159.0 million (2024: $131.0 million). As of June 30, 2025, current assets exceeded current liabilities by $220.2 million (2024: $113.8 million). The Group has retained profit of $311.0 million as at June 30, 2025. The Group maintains adequate cash reserves to ensure its ongoing operation, with a cash balance of $393.0 million at June 30, 2025 (2024: $356.0 million).
Based on these factors, management has a reasonable expectation that the Group has and will have adequate resources to continue in operational existence for a period of at least one year from the date of issuance of these unaudited condensed consolidated interim financial statements, September 4, 2025, and therefore have prepared the unaudited condensed consolidated interim financial statements on a going concern basis.

3	Changes to functional and presentation currencies
Change in Functional Currency
The functional currency of Super Group SGHC Limited, the parent and investment holding company for entities within the Group, has changed from the Euro to the US Dollar from January 1, 2025 in compliance with IAS 21 - The Effects of Changes in Foreign Exchange Rates. This change in functional currency follows events that have and will continue to expose the Company to high concentrations of US Dollar denominated business activities. As an investment holding company, engagements with shareholders are expected to remain a critical part of the Group's ongoing success. Therefore, the significant driver of this change in functional currency includes the board's commitment to an annual dividend program which seeks to procure the declaration of US Dollar denominated dividends each quarter. The share capital of the Company is also denominated in US Dollars. Further, the Company has no revenue.
Change in Presentation Currency
Commensurate with the factors giving rise to the change in SGHC Limited's functional currency and with the Group's stakeholders (investors, competitors) operating in the US, coupled with the Company's shares being traded in US Dollars on the New York Stock exchange, the Group has elected to change its presentation currency from Euro to US Dollars for each reporting period after January 1, 2025. This enhances comparability of the Group's results for investors. This change has been applied as a change in accounting policy. Amounts relating to prior periods have been re-presented retrospectively in accordance with IAS 8 - Changes in Accounting Policies Changes in Accounting Estimates and Errors for this change in accounting policy.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

3	Changes to functional and presentation currencies (continued)
For the unaudited condensed consolidated financial statements for the six months ended June 30 2025, the comparable interim periods of the current financial year are restated in accordance with IAS 34 - Interim Financial Statements. The impact of such change has been summarized in the note below.
Assets and liabilities previously reported in Euros have been converted to USD at December 31, 2024, using the period-end foreign exchange rates of the underlying functional currency of the respective subsidiaries within the Group. Items within the statement of Profit or Loss and Other Comprehensive Income previously reported in Euros have been converted to USD from the functional currency of the respective subsidiaries within the Group using the average monthly foreign exchange rates for the month in which the transaction originated. Historic equity transactions were converted at the average monthly foreign exchange rates at the date of the transactions and were subsequently carried at the historic value.
The restated basic and diluted earnings per share (EPS) were 10.97c (2024: 8.78c) and 10.93c (2024: 8.74c) for the six months ended June 30, 2025 and June 30,2024, respectively. This compares to 8.04c earnings per share and 8.00c diluted earnings per share under the previous presentation currency for the six months ended June 30, 2024.
Effect of the change in the Group’s presentation currency from Euro to USD
Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the period ended June 30, 2024

	2024 $ 'millions	Adjustment to restate amounts to USD ''millions	2024 € 'millions
Revenue	858	64	794
Total expenses	(838)	(63)	(775)
Other income	55	5	50
Profit before taxation	75	6	69
Income tax expense	(31)	(2)	(29)
Profit for the period	44	4	40

Profit for the period attributable to:
Owners of the parent	44	4	40
Non-controlling interest	—	—	—
	44	4	40
Other comprehensive income
Other comprehensive income/(loss) that may be subsequently reclassified to profit or loss
Foreign currency translation	(2)	(18)	16

Total comprehensive income for the period	42	(14)	56

Total comprehensive income for the period attributable to:
Owners of the parent	42	(14)	56
Non-controlling interest	—	—	—
	42	(14)	56

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

4	Recent accounting pronouncements
The following amendments became effective in 2025, but did not have a material impact on the unaudited condensed consolidated interim financial statements of the Group:
•Amendments to IAS 21: Lack of exchangeability (effective date January 1, 2025).
Standards issued not yet applied
The following IFRSs have been issued but have not been applied in these unaudited condensed consolidated financial statements:
•IFRS 9 and IFRS 7: Power Purchase Agreements (effective date January 1, 2026)
•IFRS 19: Subsidiaries without Public Accountability: Disclosures (effective date January 1, 2027 - with early adoption permitted)
The adoption of these Standards is not expected to have a material effect on the Group’s unaudited condensed consolidated interim financial statements.
The Group is currently assessing the effect of the following new accounting standards and amendments:
•IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments (effective date January 1, 2026) had amendments that were issued by the Board in May 2024. The amendments are expected to have a material impact on the classification of cash-in-transit balances where the cash-in-transit is linked to the derecognition of financial instruments.
•IFRS 18 Presentation and Disclosure in Financial Statements (effective date January 1, 2027 - with early adoption permitted), which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the unaudited condensed consolidated interim financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

5	Key sources of estimation uncertainty and critical accounting judgments
The preparation of financial statements under IFRS requires the Group to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
Although these estimates and judgments made by the Company’s management were based on the best information available at June 30, 2025, it is possible that events which might take place in the future would require their adjustment in future periods.
Critical judgments
The Group decided to exit the US market in June 2025 following an assessment of its global priorities, the evolving regulatory landscape and the US unit's performance, resulting in significant impairment losses and an onerous provision being recognized.
It is not expected that there will be a significant reversal of the impairment losses, nor a significant change in the value of the onerous contracts recognized. Consequently, the Group has concluded that there are no critical judgments nor key sources of estimation uncertainty for the periods presented.
Please refer to note 10 for the details of the impairment reviews.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

6	Segment reporting
The Group’s Chief Operating Decision Maker ("CODM") has been identified as the Chief Executive Officer, who makes key decisions regarding the strategy of and allocation of resources among the separately managed brands. Factors considered in determining the operating segments include how decisions are made regarding recent acquisitions and how budgets are determined and reviewed. These factors are relevant at a brand and sub-brand level. Operating segments are based on the reports reviewed by the CODM at the brand and sub-brand level to make strategic decisions and allocate resources.
The identified reportable segments are described below:
Betway:
Premier single brand online sportsbook and online casino focused business with a global footprint and strategic partnerships with teams and leagues worldwide. Betway additionally recovers sponsorship marketing spend through brand license agreements. The reportable segment aggregates Betway (rest of world and Africa) and the portion of DGC operating under the Betway brand. Following the closure of the DGC sportsbook in 2024, the Betway portion of DGC no longer contributed to this segment. Therefore, this segment includes the results of the DGC operations relating to the sportsbook in 2024, but not for 2025.
Spin:
Premier multi-brand online casino focused business with established market leadership in high-growth markets. This reportable segment aggregates Spin, Jumpman, which was acquired in the business combination with Verno, and the portion of DGC operating under the Jackpot City brand. Jumpman expands the Group multi-brand casino footprint in the UK, with a similar product offering when compared to Spin.
Amounts recorded in the ‘Head Office and Other’ column represents head office costs and other costs that cannot practically be allocated to an operating segment.
Information related to each reportable segment is set out below. Adjusted EBITDA is an alternative performance measure used by management as they believe that this information is the most relevant indicator in evaluating the results of the respective segments relative to other entities that operate in the same industry. Adjusted EBITDA is not a GAAP measure, is not intended as substitute for GAAP measures and may not be comparable to performance measures used by other companies.

	2025 Betway $ ‘millions	2025 Spin $ ‘millions	2025 Head Office and Other $ ‘millions	Six months ended June 30, 2025 $ 'millions
Revenue	673	423	—	1,096

Adjusted EBITDA[1]	197	105	(34)	268

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

6	Segment reporting (continued)

	2024 Betway $ ‘millions	2024 Spin $ ‘millions	2024 Head Office and Other $ ‘millions	Six months ended June 30,2024 Total $ 'millions
Revenue	506	352	—	858

Adjusted EBITDA[1]	67	93	(21)	139
1 Adjusted EBITDA is a non‐GAAP measure and is defined as profit / (loss) before taxation, depreciation, amortization, finance income, finance expense, unrealized foreign exchange, RSU expense, gain on disposal of business, impairment of assets, US iGaming closure onerous contract expense, change in fair values of options, and other non-recurring adjustments. Refer to the Group Adjusted EBITDA reconciliation below for further details.
A reconciliation of profit / (loss) reported in the financial statements to non-GAAP measure (Adjusted EBITDA) as presented in the segment note disclosures for the six months ended June 30, 2025 and June 30, 2024 is as follows:

	2025 $ 'millions	2024 $ 'millions
Adjusted EBITDA	268	139
Income tax expense	(72)	(31)
Finance income	5	6
Finance expense	(4)	(3)
Depreciation and amortization expense	(37)	(45)
Unrealized foreign exchange	(2)	(5)
RSU expense	(10)	(8)
Gain on disposal of business	—	44
Impairment of assets	(66)	(40)
US iGaming closure	(23)	—
Change in fair value of options	—	(14)
Other non-recurring adjustments[1]	(3)	1
Profit for the period	56	44
1 Other non-recurring adjustments in 2025 include mainly Sportsbook acquisition related costs

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

6	Segment reporting (continued)

Disaggregation of revenue
Group revenue disaggregated by product line for the six months ended June 30, 2025:

	Betway $ 'millions	Spin $ 'millions	Group revenue $ 'millions
Online casino[1]	436	423	859
Sports betting[1]	222	—	222
Brand licensing[2]	12	—	12
Other[3]	3	—	3
Total revenue	673	423	1,096
Group revenues disaggregated by product line for the six months ended June 30, 2024:

	Betway $ 'millions	Spin $ 'millions	Group revenue $ 'millions
Online casino[1]	318	351	669
Sports betting[1]	170	—	170
Brand licensing[2]	12	—	12
Other[3]	6	1	7
Total revenue	506	352	858

1 Online casino and sports betting revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated under IFRS 9 ‘Financial Instruments’.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates mainly to DGC usage fee income in 2024 as well as profit share and outsource fees in all periods from external customers.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

6	Segment reporting (continued)
Geographical Information
The Group’s performance can also be reviewed by considering the geographical markets and geographical locations where the Group generates revenue. The Group has not provided geographic information regarding its non-current assets as this information is not regularly reported to the CEO. The Group’s revenue attributable to the country of domicile (Guernsey) is insignificant. The Group further analyzed revenue according to the following regions:
Group revenue by geographical region for the six months ended June 30, 2025:

	2025 Betway $ 'millions	2025 Spin $ ‘millions	2025 Total $ 'millions
Africa and Middle East	426	6	432
Asia-Pacific	14	56	70
Europe	151	53	204
North America	76	304	380
South/Latin America	6	4	10
	673	423	1,096
	%	%	%
Africa and Middle East	63%	1%	39%
Asia-Pacific	3%	13%	6%
Europe	22%	13%	19%
North America	11%	72%	35%
South/Latin America	1%	1%	1%
Group revenue by geographical region for the six months ended June 30, 2024:

	2024 Betway $ ‘millions	2024 Spin $ ‘millions	2024 Total $ 'millions
Africa and Middle East	316	1	317
Asia-Pacific	16	62	78
Europe	90	43	133
North America	76	238	314
South/Latin America	8	8	16
	506	352	858
	%	%	%
Africa and Middle East	62%	—%	37%
Asia-Pacific	3%	18%	9%
Europe	18%	12%	15%
North America	15%	68%	37%
South/Latin America	2%	2%	2%

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

7	Income tax
Pillar Two legislation
The Pillar Two rules were enacted or substantively enacted in certain jurisdictions in which the Group operates effective for the financial year beginning January 1, 2024, and Pillar Two rules were adopted in Guernsey (where the Group’s ultimate parent entity is based) and are applicable starting from January 1, 2025. According to these rules, the Group is considered a Multi-National Enterprise ("MNE") to which the Pillar Two rules shall be applied.
The Group has performed an assessment of its exposure to Pillar Two income taxes in the second half of 2024, and again in June 2025. The Pillar Two effective tax rates in most of the jurisdictions in which the Group operates is above 15%. However, the Group has recognized a Pillar Two current tax expense of $5.5 million in 2025 in respect of its subsidiaries, which are not expected to be subject to the transitional safe harbor relief.
The Group continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two rules, to evaluate the potential future impact on its consolidated results of operations, financial position and cash flows.

	2025 $ 'millions	2024 $ 'millions
The following income taxes are recognized in profit:
Current tax expense
Current period	44	33
Global minimum top-up tax	6	—
Changes in estimates related to prior periods	—	1
Deferred tax expense
Origination and reversal of temporary differences	11	(7)
Changes in estimates related to prior periods	7	1
Recognition of previously unrecognized deferred tax assets	(1)	—
Release of deferred tax arising on business combinations	—	(2)
Dividend tax expense	5	5
Income tax expense reported in profit	72	31

The effective tax rate (“ETR”) is 56.1% for the period ended June 30, 2025 (2024: 42.1%).

The ETR is driven by the differences in the prevailing tax rates across the various jurisdictions in which the entities within the Group operate, non-deductible expenses (mainly attributable to DGC’s impairment of $63.9 million and the US iGaming onerous contract expense of $22.6 million during the period ended June 30, 2025), immaterial prior period adjustments, withholding tax on dividends declared by African subsidiaries and a combination of recognizing previously unrecognized tax losses and a limitation on current losses recognized.

The recognition of deferred tax assets or changes to the recognition of previously unrecognized deferred tax assets, particularly in respect of tax losses, is based on an assessment of whether it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilize the assets in the future.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

8	Earnings per share
The table below sets forth the computation for basic and diluted net income per ordinary share for the six months ended June 30, 2025, and 2024:

	2025	2024
Profit attributable to owners of the parent ($'millions)	55	44

Weighted average number of ordinary shares, basic	504,911,305	501,006,962
Weighted average number of ordinary shares, diluted	506,634,481	503,615,557

Earnings per share, basic (cents)	10.97	8.78
Earnings per share, diluted (cents)	10.93	8.74

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

9	Intangible assets

$'millions	Goodwill	Customer databases	Brands	Licenses and intellectual property	Exclusive license rights	Marketing and data analytics know-how	Acquired technology	Internally-generated software development costs	Total
Cost
At January 1, 2025	141	35	79	28	57	51	10	146	547
Disposals[1]	—	(1)	—	—	(62)	(41)	(1)	(9)	(114)
Additions	—	—	—	—	—	—	—	41	41
Effects of movements in exchange rates	8	4	10	—	5	4	—	18	49
At June 30, 2025	149	38	89	28	—	14	9	196	523

Accumulated amortization and impairment
At January 1, 2025	46	33	42	7	57	43	4	43	275
Amortization charge for the period	—	1	4	2	—	3	—	19	29
Disposals[1]	—	(1)	—	—	(62)	(40)	(1)	(4)	(108)
Impairment charge for the period	18	—	—	17	—	—	5	18	58
Effects of movements in exchange rates	—	4	6	—	5	3	—	5	23
At June 30, 2025	64	37	52	26	—	9	8	81	277

Net Book Value
At December 31, 2024	95	2	37	21	—	8	6	103	272
At June 30, 2025	85	1	37	2	—	5	1	115	246

1Assets that have reached the end of their respective useful lives (Exclusive license rights and Marketing and data analytics know-how) have been reflected as disposals.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

10	Impairment reviews

10.1	Exit from United States iGaming market
The Group decided to exit its remaining US online gaming operations under the Betway and Jackpot City brands in New Jersey and Pennsylvania ("DGC CGU") in June 2025, following an evaluation of its global priorities, the evolving regulatory landscape (relating to gaming taxes), and the unit's performance.
This proposed exit from the U.S. online gaming market was considered as an impairment indicator for the DGC CGU and the Group therefore undertook an impairment test in June 2025. The impairment testing resulted in an impairment loss of $63.9 million split as follows:

2025 $ 'millions
Goodwill	18.0
Intangible assets	39.9
Property, plant and equipment	0.5
Right-of-use assets	0.3
Prepayments	5.2
Total[1]	63.9
1 This impairment total relates specifically to the DGC operations. Additional impairments across the group unrelated to the DGC operations amounting to $2.1 million have also been recognized during the period ended June 30, 2025.
A strategic review of its intangible assets portfolio, indicated that the identified assets could not be repurposed, transferred to other operations in the Group or disposed of to third parties and was therefore fully impaired. In addition, goodwill allocated to the unit was also fully impaired, with the impairment losses being recognized in the statement of profit or loss.
The Group also identified that certain contracts, mostly related to market access fees, became onerous as the Group no longer expects that the unavoidable costs to meet its obligations under these contracts will exceed the economic benefits expected to be received under them. The Group recognized a provision for onerous contracts totaling $(22.6) million in the unaudited condensed consolidated interim statement of financial position, with a corresponding expense being recognized in the unaudited condensed consolidated interim statement of profit and loss and other comprehensive income for the period ended June 30, 2025.
Management performed a valuation analysis in accordance with IAS 36, Impairment of Assets, to assess the recoverable amount for the DGC CGU. This was then compared to the CGU's carrying amount at the testing date, to identify whether the CGUs were to be impaired. This is an area where management exercises judgment and estimation, as discussed in note 5.
Recoverable amount
The recoverable amount of the DGC CGU is based on its value in use ("VIU"). The VIU was estimated using discounted cash flows ("DCF").
The DCFs are prepared using projected financial information, based on approved budgets and forecasts, for the CGU. The projections reflect management’s best estimates, at the impairment test date, of the CGU forecasted financial performance over the projected period. When performing these estimates, the Group considers how macroeconomic, technology, competition and regulation trends, can impact its businesses and their future financial performance.
The cash flow projections included specific estimates of revenue, margin and operational cost for a three-month period, reflecting the time that the DGC US operations are expected to continue until being wound down.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

10.1	Exit from United States iGaming market (continued)
The pre-tax discount rate and cash flow projections for the three month trading period and settlement of market access cost were considered by management as key assumptions given their relevance to the recoverable amount estimate. These assumptions have a pervasive impact on the DCF and changes in these would cause significant impact on the recoverable amount estimate. The forecasted assumptions are based on historical and market data, as well as internal sources.
The following values were attributed to the key assumptions:
–Pre-tax discount rate: 26.9%
–Revenue generation is expected to continue until September 2025, after which all operations will cease, and no further revenues will arise. Despite, this, market access fees continue to be payable from 2026 until 2030.
–Negative, declining EBITDA margins were forecast until September 2025, based on expectations of the fixed costs (staff costs, license fees, operating costs) and declining revenues as the impacts of historic marketing wear down.
The discount rate applied in the DCF is a post-tax measurement estimated using CAPM with reference to market participants’ gearing and betas. To reflect regulatory and business risks specific to the CGU, a specific equity risk premium of approximately 11% was added to the discount rate, where the future cash flows have not been adjusted.
Impairment review results
An increase of 1% in the discount rate would result in the recoverable amount being slightly less negative (by approximately $0.2 million). Therefore, impairment recognized relating to the assets of the DGC CGU has been limited to that of the carrying amounts, resulting in a write-down of all assets in the DGC CGU to zero.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

11	Advance for sportsbook software
The Group entered into definitive agreements on May 8, 2024 to assume full control of the sportsbook software technology owned by Fusion. The completion of the agreement is contingent upon receiving customary regulatory approvals. Should these approvals not be secured by December 31, 2025, the transaction will automatically be cancelled and cease to have effect, unless an extension is agreed upon by the parties. At June 30, 2025, the amount is shown as a non-current asset on the face of the Statement of Financial Position due to the underlying agreement with a third party being long term in nature at that point.
The Group has agreed to acquire the sportsbook software for a total consideration of €142.4 million ($167.0 million), with additional amounts payable if certain earnout conditions are achieved. The upfront consideration ("Tranche One") includes €102.4 million ($120.1 million), which will be settled through the cancellation of the pre-existing loan receivable. An additional €20.0 million ($23.5 million) ("Tranche Two") is payable within 60 calendar days of the conditions being satisfied (the "Completion Date"). On the first anniversary of the Completion Date, the Group will pay an additional €20.0 million ($23.5 million) ("Tranche Three"), with the option of this amount being paid in cash or settled through the issue of ordinary shares of the Group.
Additional contingent payments of up to €210.0 million ($246.3 million) may be made through an earn-out mechanism if the Group’s sportsbook revenue more than doubles during the earn-out period, which runs through December 31, 2036. The earnout payments are calculated as a percentage of monthly sportsbook net gaming revenue, ranging from 0% to 8%.
During the six months ended June 30, 2025, the Group made an advancement on Tranche Two amounting to €4.8 million ($5.5 million), resulting in a total balance paid relating to Tranche One and Tranche Two at June 30, 2025 of €117.6 million ($137.9 million).
The Tranche One payment remains a receivable (financial asset) that is expected to be received more than 12 months after the end of the reporting period, and has therefore been classified as non-current in the unaudited condensed consolidated interim statement of financial position.
As the Group expects that the Tranche Two payments will either be refundable or applied to partial settlement of the acquisition cost of the software within the next 12 months, advancements made during the period, totaling €15.1 million ($17.7 million), have been reclassified as current prepayments as at June 30, 2025.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

12	Provisions

	Gaming tax and legal provisions $ 'millions	iGaming Closure and other $ 'millions	Total $ 'millions
At January 1, 2025	6	2	8
Provided in the period	—	23	23
Amounts transferred to accruals during the period	(1)	—	(1)
Effects of movements in exchange rates	1	—	1
At June 30, 2025	6	25	31
Provisions	6	24	30
Provisions - Non-current	—	1	1
Total provisions	6	25	31
Provisions have been made based on the Group’s best estimate of the future cash flows, taking into account the risks and uncertainty of timing associated with each obligation.
Gaming tax and legal provisions
The Group is subject to withholding, indirect and gaming taxes in the jurisdictions in which it operates. The Group records provisions for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain or where the Group continues to challenge the interpretations and the likelihood of tax being payable is considered probable.
Provisions are raised for these matters based on the best estimate based on the individual facts and circumstances. Assessments made rely on advice from legal counsel and management’s assessment of judgments reached on cases in similar jurisdictions, as well as estimates and assumptions which may involve a series of complex judgments about future events. To the extent that the final outcome of these matters is different than the amounts recorded, such differences may impact the Group’s financial results in the period in which such determination is made.
iGaming Closure
As at June 30, 2025, the Group decided to close its US iGaming operations. This has resulted in the recognition of an onerous contract provision to the value of $22.6 million relating to the unavoidable costs of fulfilling the market access contracts, as shown in the table above. This has been included as a provision in the unaudited condensed consolidated interim statement of financial position, with a corresponding expense being recognized in the unaudited condensed consolidated interim statement of profit and loss and other comprehensive income.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13	Financial instruments - fair values
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Group would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Fair values
Fair values vs carrying amounts
The following are the fair values and carrying amounts of financial assets and liabilities in the Unaudited Condensed Consolidated Statement of Financial Position at June 30:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	2025 $ 'millions	2025 $ 'millions	2024 $ 'millions	2024 $ 'millions
Assets
Regulatory deposits	17	17	14	14
Loans receivable	2	2	1	1
Advance for sportsbook software	120	120	117	117
Trade and other receivables	86	86	63	63
Restricted cash	10	10	9	9
Cash and cash equivalents	393	393	388	388
Fixed term deposits	16	16	14	14
Total	644	644	606	606

Liabilities
Lease liabilities	76	76	73	73
Derivative financial instruments	3	3	2	2
Trade and other payables	209	209	228	228
Customer liabilities (at fair value through profit/loss)	60	60	53	53
Dividends payable	—	—	75	75
Total	348	348	431	431

Net	296	296	175	175

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13	Financial instruments - fair values (continued)
Fair value hierarchy
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: inputs for the asset or liability that are based on observable market data (i.e. observable inputs); and
•Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).
The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. There have been no transfers between fair value hierarchy levels for the periods under consideration.
Financial instruments carried at amortized cost
All financial instruments measured at amortized cost approximate their fair value because the effective interest rate ("EIR") is not materially different to the applicable market rates during the term of these instruments.
Financial instruments carried at fair value through other comprehensive income
Investments in non-listed equity instruments (Level 3)
The Group holds non-controlling interests in an entity. These investments were irrevocably designated at fair value through other comprehensive income ("OCI") as the Group considers the investments to be strategic in nature.
Financial instruments carried at fair value through profit and loss
Derivative financial instruments (Level 3)
Customer Liabilities
Customer liabilities relating to open sports bets are fair valued as at period end to reflect the movement in odds between the date a bet was placed and the odds as at period end.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

14	Commitments and contingencies
Withholding, indirect and gaming taxes
The Group reviews tax developments at each reporting date to determine if a provision should be recorded or a contingency disclosed. The Group assesses its tax liabilities taking into account current (and enacted but not yet implemented) tax law in conjunction with advice received from professional advisers and/or legal counsel. Management have assessed that the financial effect of such contingencies are either possible or probable but generally cannot be reliably measured due to considerable uncertainty regarding amount and/or timing. Those for which a reliable measurement could be obtained have been recognized as provisions in note 12.
Jumpman Limited is subject to various assessments from His Majesty's Revenue and Customs (the "HMRC") totaling £21.5 million ($25.2 million) in respect of Remote Gaming Duty ("RGD") from 2018 to 2022. On September 5, 2024, Jumpman amended its existing grounds of appeal to the Tribunal arguing that the original assessments should be nullified. On December 24, 2024, the Tribunal acknowledged receipt of Jumpman's application and the preliminary date for the hearing is set for August 2025. On March 11, 2025, the Company received a revised assessment regarding the RGD for the periods 2018 to 2022, which has reduced the total assessment to £13.3 million ($15.6 million). A First-Tier Tax Tribunal hearing was held on August 26 and 27, 2025, and judgment was reserved. Judgment is expected to be delivered within 12 weeks. The Company's legal counsel remains of the view that the Company has a strong and sound argument. The Group does not consider it probable that the assessments will ultimately be payable, and as such, no provision has been made.
Legal contingencies
The business is party to pending litigation in various jurisdictions and with various plaintiffs in the normal course of business, including claims from customers within such jurisdictions as Austria, Germany and the Netherlands. The Group takes legal advice as to the likelihood of success of claims and counterclaims. No provision is recorded where, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings can be determined.
Other contractual commitments
The Group entered into definitive agreements on May 8, 2024 to assume full control of its sportsbook software technology owned by Fusion. The completion of the agreement is is contingent upon receiving customary regulatory approvals. Should these approvals not be secured by December 31, 2025, the transaction will be cancelled automatically and cease to have effect, unless an extension is agreed upon by the parties. An addendum to the agreement was signed on April 28, 2025.
The Financial Surveillance Department ("FinSurv") of the South African Reserve Bank, has initiated an engagement with Raging River Proprietary Limited ("Raging River, the Company or fellow Group subsidiary"), a fellow Group subsidiary incorporated in South Africa, regarding historical transactions involving the transfer of funds from the Company to foreign / non-South African resident entities within the Super Group (SGHC) Limited group structure, allegedly in breach of the South African Exchange Control Regulations. These transfers were made in exchange for amongst other things, services and licenses provided to Raging River under various agreements. FinSurv's investigation into these transactions and engagements with the Company remain ongoing. The Company may be required to deposit an immaterial amount with FinSurv for the duration of the investigation. No obligation has been accounted for as at June 30, 2025, as the amount of any potential obligation cannot at this stage be measured with sufficient reliability.

Super Group (SGHC) Limited
Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

15	Subsequent events
Subsequent to the reporting date, on July 3, 2025, The Group concluded the acquisition of a property in Cape Town, South Africa for a total consideration of R390.0 million (approximately $21.9 million). In order to finance this purchase, the Group entered into a facility agreement with FirstRand Bank Limited with a total facility amount of R320.0 million (approximately $18.0 million), repayable over a period of 5 years. Prior to the purchase of this property, it was leased from the previous landlord and seller, with the lease liability amounting to $19.5 million and the right-of-use asset amounting to $13.8 million at June 30, 2025.
On July 8, 2025 an announcement was made regarding the closure of the Group's remaining US operations (US iGaming market), based on the board's decision in June 2025. The operations' assets were written off as outlined in note 10.1 and an onerous contract provision relating to the market access costs was recognized, as outlined in note 12 in June 2025.
Following the announcement on July 8, 2025 certain closure costs are expected, which will be recognized as incurred.